CUSIP No. 01890A108	Page 1 of 34 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 10 TO
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

ALLIANCE BANCORP, INC. OF PENNSYLVANIA
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01890A108
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
67 Park Place East
Suite 675
Morristown, NJ 07960
973-539-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

CUSIP No. 01890A108	Page 2 of 34 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 226,642
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 226,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01890A108	Page 3 of 34 Pages

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 74,385
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74,385
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,385
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01890A108	Page 4 of 34 Pages

1	NAME OF REPORTING PERSON PL Capital Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,846
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,846
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01890A108	Page 5 of 34 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,673
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01890A108	Page 6 of 34 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 342,873
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 342,873
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01890A108	Page 7 of 34 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,673
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01890A108	Page 8 of 34 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 389,546
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 389,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01890A108	Page 9 of 34 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,150
	8	SHARED VOTING POWER 389,546
	9	SOLE DISPOSITIVE POWER 3,150
	10	SHARED DISPOSITIVE POWER 389,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 01890A108	Page 10 of 34 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500
	8	SHARED VOTING POWER 389,546
	9	SOLE DISPOSITIVE POWER 500
	10	SHARED DISPOSITIVE POWER 389,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,046
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 01890A108	Page 11 of 34 Pages

1	NAME OF REPORTING PERSON Robin Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 01890A108	Page 12 of 34 Pages

1	NAME OF REPORTING PERSON Caitlin Anne Lashley 2010 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01890A108	Page 13 of 34 Pages

1	NAME OF REPORTING PERSON Danielle Morgan Lashley 2010 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01890A108	Page 14 of 34 Pages

1	NAME OF REPORTING PERSON Beth Lashley, Trustee for the Lashley Family 2011 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 01890A108	Page 15 of 34 Pages

1	NAME OF REPORTING PERSON Howard Henick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 01890A108	Page 16 of 34 Pages

1	NAME OF REPORTING PERSON ScurlyDog Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,289
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,289
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01890A108	Page 17 of 34 Pages

1	NAME OF REPORTING PERSON SD Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,289
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,289
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01890A108	Page 18 of 34 Pages

1	NAME OF REPORTING PERSON SD Financial Institutions and Value Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,289
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,289
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01890A108	Page 19 of 34 Pages

Item 1.	Security and Issuer

This amended Schedule 13D relates to Alliance Bancorp, Inc. of Pennsylvania, a Pennsylvania corporation (“Alliance Bancorp” or the “Company”).  The address of the principal executive offices of the Company is 541 Lawrence Road, Broomall, PA 19008.

Previously, by virtue of Howard Henick agreeing to serve as a nominee for election to the Company’s Board of Directors in connection with the nomination of a director candidate by the PL Capital Group (as defined below), the ScurlyDog Group (as defined below) may have been deemed to constitute a “group” with the PL Capital Group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  With the PL Capital Group and the ScurlyDog Group having entered into a Standstill Agreement with the Company, as discussed below under Item 4, these parties will no longer file a joint Schedule 13D after filing this Amended Schedule 13D.

The PL Capital Group and the ScurlyDog Group expressly disclaim the existence of any ongoing arrangements that could constitute a “group” and disclaim any beneficial ownership of securities held by one another.

The members of the ScurlyDog Group have executed this Amended Schedule 13D solely to certify as to their current holdings (as reported on the cover page and in Item 2 and Item 3), to certify as to the disclosure related to the Standstill Agreement discussed under Item 4, and to certify their acknowledgement and agreement of the preceding statements in this Item 1.  As the ScurlyDog Group owns less than 5% of the outstanding shares of the Company and is no longer a member of a “group” with the PL Capital Group, the ScurlyDog Group no longer has any reporting obligation under Section 13 of the Exchange Act, and has not responded to Items of this Amended Schedule 13D other than Item 1, Item 2, Item 3 and the portion of Item 4 related to the Standstill Agreement.

Item 2.	Identity and Background

The parties identified in the list below constitute the “ScurlyDog Group.”  The ScurlyDog Group expressly disclaims beneficial ownership of securities held by the PL Capital Group.  With the PL Capital Group and the ScurlyDog Group having entered into a Standstill Agreement with the Company and Howard Henick no longer serving as a nominee of the PL Capital Group for election to the Company’s Board of Directors, as discussed below under Item 4, these parties will no longer file a joint Schedule 13D after filing this Amended Schedule 13D.  The securities reported herein as being beneficially owned by the ScurlyDog Group do not include any securities held by the PL Capital Group.

●	SD Financial Institutions and Value Opportunity Fund, LP, a Delaware limited partnership (“SD Fund”);

●	SD Capital Partners, LLC, a Delaware limited liability company and General Partner of SD Fund (“SD Capital”);

CUSIP No. 01890A108	Page 20 of 34 Pages

●	ScurlyDog Capital, LLC, a Delaware limited liability company and investment advisor to the SD Fund (“SD Advisor”); and

●	Howard Henick as a member of SD Capital, as a portfolio manager at SD Advisor, in his individual capacity and as a nominee for director.

The parties identified in the list below constitute the “PL Capital Group.”  The PL Capital Group expressly disclaims beneficial ownership of securities held by the ScurlyDog Group.  With the PL Capital Group and the ScurlyDog Group having entered into a Standstill Agreement with the Company and Howard Henick no longer serving as a nominee of the PL Capital Group for election to the Company’s Board of Directors, as discussed below under Item 4, these parties will no longer file a joint Schedule 13D after filing this Amended Schedule 13D.  The securities reported herein as being beneficially owned by the PL Capital Group do not include any securities held by the ScurlyDog Group.

The following parties, who were previously members of the PL Capital Group, are no longer members of the PL Capital Group because they have ceased to own any shares of the Company: Robin Lashley; Caitlin Anne Lashley 2010 Trust; Danielle Morgan Lashley 2010 Trust; Lashley Family 2011 Trust and Beth Lashley, as Trustee for the Lashley Family 2011 Trust.  As such persons no longer have any reporting obligation under Section 13 of the Exchange Act, they have not responded to any Items of this Amended Schedule 13D other than this Item 2 and Item 5.

●	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

●	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

●	PL Capital Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

●	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

●
PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P.;

●	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

●	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

●	John W. Palmer, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) an individual;

●	Richard Lashley, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC; and (2) an individual;

CUSIP No. 01890A108	Page 21 of 34 Pages

The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to this Amended Schedule 13D.

(a)-(c)             This statement is filed by Mr. Howard Henick, with respect to the shares of Common Stock beneficially owned by him, as follows:

(1)
shares of Common Stock held in the name of SD Fund, in Mr. Henick’s capacity as a member of SD Capital, the general partner of SD Fund, and in Mr. Henick’s capacity as portfolio manager of SD Advisor, the investment advisor for SD Fund; and

(2)	shares of Common Stock held by Mr. Henick as an individual.

Mr. Henick is a portfolio manager at SD Advisor.  Mr. Henick is a member of SD Capital, the general partner of SD Fund.  SD Advisor is a New Jersey state-registered investment advisor specializing in community bank and thrift equities.

The business address of Mr. Henick, SD Fund, SD Capital and SD Advisor is c/o ScurlyDog Capital, LLC, 4 Willowbrook Road, Rumson, NJ 07760.

(a)-(c)             This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and (B) PL Capital Advisors, the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)
shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC, the General Partner of Goodbody/PL LP and (B) PL Capital Advisors, the investment advisor for Goodbody/PL LP;

(3)	shares of Common Stock held by Mr. Palmer as an individual; and

(4)	shares of Common Stock held by Mr. Lashley as an individual.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, John Palmer, and Richard Lashley is:  c/o PL Capital, 47 E. Chicago Avenue, Suite 336, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

CUSIP No. 01890A108	Page 22 of 34 Pages

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           Each natural person who is a member of the PL Capital Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 393,196 shares of Common Stock of the Company acquired at an aggregate cost of $4,182,999.

The amount of funds expended by Financial Edge Fund to acquire the 226,642 shares of Common Stock it holds in its name was $2,463,887.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin provided by BNP Paribas Prime Brokerage Inc. (“BNP Paribas”) on such firm’s usual terms and conditions.

The amount of funds expended by Financial Edge Strategic to acquire the 74,385 shares of Common Stock it holds in its name was $807,733.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin provided by BNP Paribas on such firm’s usual terms and conditions.

The amount of funds expended by Goodbody/PL LP to acquire the 46,673 shares of Common Stock it holds in its name was $473,759.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin provided by BNP Paribas on such firm’s usual terms and conditions.

The amount of funds expended by Focused Fund to acquire the 41,846 shares of Common Stock it holds in its name was $395,239.  Such funds were provided from Focused Fund’s available capital and from time to time by margin provided by BNP Paribas on such firm’s usual terms and conditions.

The amount of funds expended by Mr. Lashley to acquire 500 shares of Common Stock he holds in his name is $7,359.  Such funds were provided from Mr. Lashley’s personal funds.

CUSIP No. 01890A108	Page 23 of 34 Pages

The amount of funds expended by Mr. Palmer to acquire the 3,150 shares of Common Stock he holds in his name is $35,022.  Such funds were provided from available funds in Mr. Palmer’s Individual Retirement Accounts (IRA) and from Mr. Palmer’s personal funds.

Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on that firm’s usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no members of the PL Capital Group have margin or other loans outstanding secured by Common Stock.

In aggregate, the ScurlyDog Group owns 39,289 shares of Common Stock of the Company acquired at an aggregate cost of $406,346.

SD Fund acquired the 29,289 shares of Common Stock it holds in its name pursuant to in-kind contributions from its limited partners.  The aggregate cost of such shares was $306,346.

The amount of funds expended by Mr. Howard Henick to acquire the 10,000 shares of Common Stock he holds in his name is $100,000.  Such funds were provided from Mr. Henick’s personal funds.

Mr. Henick may from time to time acquire shares of Common Stock, in part, by margin account loans from Fidelity Investments extended in the ordinary course of business.  All purchases of Common Stock made by Mr. Henick that would involve funds borrowed from Fidelity Investments would be made in margin transactions on that firm’s usual terms and conditions.  All or part of the shares of such Common Stock held by Mr. Henick may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities.  Such loans generally bear interest at a rate based upon the federal funds rate plus an applicable margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, Mr. Henick does not have any margin loans outstanding secured by Common Stock.

SD Fund may from time to time acquire shares of Common Stock, in part, using margin account loans from Charles Schwab & Co., Inc. extended in the ordinary course of business.  All purchases of Common Stock that would involve funds borrowed from Charles Schwab & Co., Inc. would be made in margin transactions on that firm’s usual terms and conditions.  All or part of the shares of such Common Stock held by SD Fund and its affiliates may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities.  Such loans generally bear interest at a rate based upon the federal funds rate plus an applicable margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, neither SD Fund nor any of its affiliates have any margin loans outstanding secured by Common Stock.

CUSIP No. 01890A108	Page 24 of 34 Pages

Item 4.	Purpose of Transaction

The PL Capital Group owns 393,196 shares or 9.06% of the Company, based upon the Company’s aggregate outstanding 4,341,435 shares reported as outstanding as of February 19, 2014.  The number of shares outstanding was provided to the PL Capital Group by the Company.

PL Capital Group’s intent is to maximize the long term value of the Common Stock by asserting its shareholder’s rights.

On February 19, 2014, the Company entered into a Standstill Agreement (the “Agreement”) with Financial Edge Fund, L.P., Financial Edge - Strategic Fund, L.P., PL Capital Focused Fund, L.P., Goodbody/PL Capital, L.P., PL Capital, LLC, PL Capital Advisors, LLC, Goodbody/PL Capital, LLC, John W. Palmer, Richard J. Lashley, Howard Henick, ScurlyDog Capital, LLC, SD Capital Partners, LLC and SD Financial Institutions and Value Opportunity Fund, LP (collectively, the “Standstill Agreement Parties”).  The Agreement related to Mr. Lashley’s notice of his intent to nominate Mr. Henick as a candidate for election to the Board of Directors of the Company at the Company’s 2014 annual meeting of shareholders.

The Agreement provides that the Board of Directors of the Company will be expanded from its present eight-member size to nine members on March 19, 2014, and Mr. Henick will be appointed a director of the Company to serve in the class of directors with terms expiring at the Company’s  2014 annual meeting of shareholders.  At the end of this initial term as a director, Mr. Henick will be re-nominated by the Company’s Board of Directors for an additional three-year term, ending at the Company’s 2017 annual meeting of shareholders.

The Agreement also provides that the Board of Directors of the Company will cause the Board of Directors of its wholly owned banking subsidiary, Alliance Bank (the “Bank”), to expand the Bank’s Board of Directors to nine members and to appoint Mr. Henick to fill the vacancy created by the expansion of the Bank’s Board of Directors to serve in the class of directors with terms expiring at the Bank’s 2014 annual meeting of shareholders.  Upon Mr. Henick’s election by the shareholders of Alliance Bancorp at the 2014 annual meeting of shareholder of the Company, Mr. Henick also will be re-elected to a full three-year term to the Bank’s Board of Directors, ending at the Bank’s 2017 annual meeting.

Pursuant to the terms of the Agreement, the Standstill Agreement Parties have agreed not to take certain specified actions such as acquiring beneficial ownership of the Company in excess of 9.99% of the outstanding common stock of the Company, on an aggregated basis, engaging in a proxy contest, and seeking to offer to the Company or any of its shareholders any business combination or change of control transaction.  In addition, during the term of the Agreement, at any annual meeting of shareholders the Standstill Agreement Parties have agreed to vote their shares in favor of the Company’s nominees and, with regard to any shareholder proposals, to vote their shares in accordance with the recommendation of the Board of Directors.  However, the Agreement does not limit or affect: (1) any action or inaction by Mr. Henick in his capacity as a member of Board of Directors, provided he acts in good faith in the discharge of his fiduciary duties as a board member; or (2) the ability of the PL Capital Parties to engage in discussions with the president and chief executive officer of the Company, or upon invitation, with other members of management or the Board of Directors.

CUSIP No. 01890A108	Page 25 of 34 Pages

The Agreement is scheduled to continue through the later of the date of the Company’s 2015 annual meeting or the last day that Mr. Henick (or any substitute nominee) serves as a director of the Company or the Bank.  A copy of the Agreement is attached as Exhibit 7 hereto.

Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group does not have any present intention of increasing its aggregate holdings above 9.99% of the Company’s aggregate outstanding Common Stock.  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute influencing, or seeking to influence, the control of the Company for purposes of the Exchange Act and the regulations thereunder, the PL Capital Group has such a purpose.  Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any change in control of the Company or any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

The percentages used in this Amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock as of February 19, 2014.  The number of shares outstanding was provided to the PL Capital Group by the Company.

The PL Capital Group made transactions in the Common Stock in the past 60 days, as noted below:

(A)	Financial Edge Fund

(a)-(b)           See cover page.

(c)	Financial Edge Fund made the following sales (and no purchases) of Common Stock within the past 60 days:

Trade Date	Number of Shares (Sold) Purchased	Price Per Share	Where and How Transaction Effected
01/07/14	(18,500)	$15.34	Open market sale
01/22/14	(6,000)	$15.35	Open market sale

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power over the shares of Common Stock that Financial Edge Fund holds.

CUSIP No. 01890A108	Page 26 of 34 Pages

(B)	Financial Edge Strategic

(a)-(b)           See cover page.

(c)	Financial Edge Strategic made the following sales (and no purchases) of Common Stock within the past 60 days:

Trade Date	Number of Shares (Sold) Purchased	Price Per Share	Where and How Transaction Effected
01/07/14	(6,000)	$15.34	Open market sale
01/22/14	(2,500)	$15.35	Open market sale

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power over the shares of Common Stock that Financial Edge Strategic holds.

(C)           Goodbody/PL LP

(a)-(b)           See cover page.

(c)	Goodbody/PL LP made the following sales (and no purchases) of Common Stock within the past 60 days:

Trade Date	Number of Shares (Sold) Purchased	Price Per Share	Where and How Transaction Effected
01/07/14	(4,000)	$15.34	Open market sale
01/22/14	(2,300)	$15.35	Open market sale

(d)
Goodbody/PL LLC is the General Partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power over the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 01890A108	Page 27 of 34 Pages

(D)           Focused Fund

(a)-(b)           See cover page.

(c)	Focused Fund made the following sales (and no purchases) of Common Stock within the past 60 days:

Trade Date	Number of Shares (Sold) Purchased	Price Per Share	Where and How Transaction Effected
01/07/14	(3,500)	$15.34	Open market sale
01/22/14	(1,200)	$15.35	Open market sale

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power over the shares of Common Stock that Focused Fund holds.

(E)           PL Capital

(a)-(b)           See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)
PL Capital is the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.  Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)           PL Capital Advisors

(a)-(b)           See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)
PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.  Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Advisors over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

CUSIP No. 01890A108	Page 28 of 34 Pages

(G)           Goodbody/PL LLC

(a)-(b)           See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)
Goodbody/PL LLC is the General Partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power over the shares of Common Stock held by Goodbody/PL LP.

 (H)           John W. Palmer

(a)-(b)           See cover page.

(c)	Mr. Palmer made no purchases or sales of Common Stock within the past 60 days.

(I)           Richard J. Lashley

(a)-(b)           See cover page.

(c)	Mr. Lashley made no purchases or sales of Common Stock within the past 60 days:

(J)           Dr. Robin Lashley

(a)-(b)           See cover page.

(c)	Dr. Lashley made the following sale (and no purchases) of Common Stock within the past 60 days:

Trade Date	Number of Shares (Sold) Purchased	Price Per Share	Where and How Transaction Effected
01/07/14	(2,500)	$15.38	Open market sale

(K)           Caitlin Anne Lashley 2010 Trust

(a)-(b)           See cover page.

CUSIP No. 01890A108	Page 29 of 34 Pages

(c)	The Trust made the following sales (and no purchases) of Common Stock within the past 60 days:

Trade Date	Number of Shares (Sold) Purchased	Price Per Share	Where and How Transaction Effected
01/07/14	(1,000)	$15.38	Open market sale

(L)           Danielle Morgan Lashley 2010 Trust

(a)-(b)           See cover page.

(c)	The Trust made the following sales (and no purchases) of Common Stock within the past 60 days:

Trade Date	Number of Shares (Sold) Purchased	Price Per Share	Where and How Transaction Effected
01/07/14	(1,000)	$15.38	Open market sale

(M)           Lashley Family 2011 Trust

(a)-(b)           See cover page.

(c)	The Trust made the following sales (and no purchases) of Common Stock within the past 60 days:
Trade Date	Number of Shares (Sold) Purchased	Price Per Share	Where and How Transaction Effected
01/07/14	(3,280)	$15.38	Open market sale

(N)           Beth Lashley

(a)-(b)           See cover page.

(c)	Beth Lashley made no purchases or sales of Common Stock within the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any.  With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

CUSIP No. 01890A108	Page 30 of 34 Pages

Mr. Lashley and Mr. Palmer have agreements with the limited partnerships and companies managed and advised by PL Capital, LLC, Goodbody/PL Capital, LLC and PL Capital Advisors, LLC, whereby each is indemnified by those limited partnerships and companies for any liabilities they may incur in connection with their duties.

Other than the foregoing arrangements and the Joint Filing Agreement filed as Exhibit 1 to this Amended Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.  Mr. Henick is not, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, the PL Capital Group or any other person as to how he will act or vote on any issue or question as member of the Company’s Board of Directors or the Bank’s Board of Directors.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement.

2	PL Capital, LLC’s Presentation to Senior Management of Alliance Bancorp, Inc. of Pennsylvania, dated October 16, 2007.*

3	Letter from Richard Lashley to Alliance Bancorp, Inc. of Pennsylvania, dated April 25, 2008.*

4	Letter from Richard Lashley to Alliance Bancorp, Inc. of Pennsylvania, dated June 14, 2011.*

5	Letter from Richard Lashley and John Wm. Palmer to Alliance Bancorp, Inc. of Pennsylvania dated June 24, 2011.*

6	Nomination Letter from Richard Lashley to Alliance Bancorp, Inc. of Pennsylvania dated November 19, 2013.*

7	Standstill Agreement dated February 19, 2014

*Previously filed.

CUSIP No. 01890A108	Page 31 of 34 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           February 21, 2014

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member

CUSIP No. 01890A108	Page 32 of 34 Pages

GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member

CUSIP No. 01890A108	Page 33 of 34 Pages

CAITLIN ANNE LASHLEY 2010 TRUST By: /s/ Richard Lashley Richard Lashley Trustee
DANIELLE MORGAN LASHLEY 2010 TRUST By: /s/ Richard Lashley Richard Lashley Trustee
LASHLEY FAMILY 2011 TRUST By: /s/ Beth Lashley Beth Lashley Trustee
SD FINANCIAL INSTITUTIONS AND VALUE OPPORTUNITY FUND, LP By: SD CAPITAL PARTNERS, LLC General Partner By: /s/ Howard Henick Howard Henick Member
SCURLYDOG CAPITAL, LLC By: /s/ Howard Henick Howard Henick Authorized Representative
SD CAPITAL PARTNERS, LLC By: /s/ Howard Henick Howard Henick Member

CUSIP No. 01890A108	Page 34 of 34 Pages

By: /s/ John Palmer John W. Palmer
By: /s/ Richard Lashley Richard J. Lashley
By: /s/ Robin Lashley Robin Lashley
By: /s/ Beth Lashley Beth Lashley
By: Howard Henick Howard Henick